Exhibit 12

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends(1)

January 1, 2005 – September 30, 2010

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

						12 Months Ended Sept. 30, 2010	Nine Months(2) Ended Sept. 30, 2010

	Year Ended December 31,
	2009	2008	2007	2006	2005
Fixed Charges, as defined:
Interest on Long-Term Debt	$37,447	$33,605	$34,294	$34,651	$34,330	$39,402	$29,548
Other Interest	1,937	4,022	4,116	4,648	2,665	1,437	1,033
Amortization of Debt Discount and Expense	1,503	700	711	716	808	1,773	1,330
Interest Portion of Rentals	1,735	1,551	1,523	1,465	1,357	1,625	1,210

Total Fixed Charges, as defined	$42,622	$39,878	$40,644	$41,480	$39,160	$44,237	$33,121

Earnings, as defined:
Net Income	$75,122	$69,525	$74,497	$63,415	$58,149	$74,482	$43,076
Taxes on Income	46,671	40,678	44,060	36,234	32,720	48,942	29,119
Fixed Charges, as above	42,622	39,878	40,644	41,480	39,160	44,237	33,121

Total Earnings, as defined	$164,415	$150,081	$159,201	$141,129	$130,029	$167,661	$105,316

Ratio of Earnings to Fixed Charges	3.86	3.76	3.92	3.40	3.32	3.79	3.18

(1)	NW Natural has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.
(2)	A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.